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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 8
   TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

                                    AND

                                SCHEDULE 13D
                              AMENDMENT NO. 24
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CIRCON CORPORATION
                 -----------------------------------------
                         (NAME OF SUBJECT COMPANY)


                           USS ACQUISITION CORP.
                     UNITED STATES SURGICAL CORPORATION
                 -----------------------------------------
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                172736 10 0
                 -----------------------------------------
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              THOMAS R. BREMER
                           USS ACQUISITION CORP.
                   C/O UNITED STATES SURGICAL CORPORATION
                             150 GLOVER AVENUE
                         NORWALK, CONNECTICUT 06856
                         TELEPHONE: (203) 845-1000
                 -----------------------------------------

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              with a copy to:

                           PAUL T. SCHNELL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000




      United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 5, 1997, as amended by Amendment No. 1 dated August 12, 1997, Amendment No. 2 dated August 14, 1997, Amendment No. 3 dated September 25, 1997, Amendment No. 4 dated October 16, 1997, Amendment No. 5 dated October 22, 1997, Amendment No. 6 dated November 25, 1997 and Amendment No. 7 dated January 16, 1998 with respect to the Common Stock, par value $0.01 per share, of Circon Corporation, a Delaware corporation ("Circon" or the "Company"). This Amendment No. 8 to the Schedule 14D-1 also constitutes Amendment No. 24 to the Statement on Schedule 13D of the Purchaser and Parent filed on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 10. ADDITIONAL INFORMATION.

      Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

      On July 16, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(25) and is incorporated herein by reference, relating to the extension of the Offer until 6:00 p.m., New York City time, on September 15, 1998, unless further extended.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

      (a)(25)     Press Release.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1998

                                       USS ACQUISITION CORP.



                                       By: /s/ THOMAS R. BREMER
                                           --------------------------------
                                           Name:  Thomas R. Bremer
                                           Title: President



                                       UNITED STATES SURGICAL
                                       CORPORATION



                                       By: /s/ THOMAS R. BREMER
                                           --------------------------------
                                           Name: Thomas R. Bremer
                                           Title: Senior Vice President and
                                                    General Counsel



                                EXHIBIT INDEX


EXHIBIT           EXHIBIT NAME
-------           ------------

(a)(25)           Press Release.